Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

January 15, 2014

Dear Client,

We are pleased to inform you about a significant change that will be happening in the coming months. United Bancorp, Inc. and its wholly-owned subsidiary United Bank & Trust, is joining forces with Old National Bancorp and Old National Bank1. That means we’ll be able to do more for you than ever before without compromising our community focus. Like United Bank & Trust, Old National has an outstanding legacy of community engagement and an unwavering commitment to personalized client service.

Some things you might like to know about Old National:

Founded in Evansville, Indiana in 1834, with $9.7 billion in assets, Old National is the largest financial services holding company headquartered in Indiana. Old National Bank is a proven, FDIC-insured community bank that is fully committed to United Bank & Trust clients and communities.

You will soon enjoy additional convenience through a network of over 165 banking centers and more than 185 ATMs throughout Southern Michigan, Indiana, Western Kentucky and Louisville and Southern Illinois. In addition to providing comprehensive retail, mortgage, commercial and business banking services, Old National offers insurance, wealth management and investment services. For more information, please visit the Old National Bank website at oldnational.com.

We will be there for you in the days -and years- to come.

We’ll be in touch and will notify you well ahead of time about any changes that may affect you. At this time, you will not experience any changes in your banking relationship with United Bank & Trust. Please continue banking with us as you normally do- using existing accounts, checks, check cards, online services, ATMs and banking offices.

On behalf of both United Bank & Trust and Old National, we thank you for your business and look forward to sharing more about the many good things the future holds. Working together, we pledge to maintain the same dedication to quality, convenience and security that you’ve come to expect.

We know you may have questions, and we encourage you to speak with any United Bank & Trust associate or call us at 1.888.423.8373.

Sincerely,

Todd C. Clark	Bob Jones
President	President & CEO
United Bank & Trust	Old National Bancorp

[1]	The merger of United Bancorp, Inc. and Old National Bancorp is subject to approval by applicable regulatory authorities, United Bancorp, Inc. shareholders and the satisfaction of customary closing conditions.

Additional Information for United Bank & Trust Customers Owning Shares of United Bancorp, Inc.

Communication in this letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of United and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

ONB and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Letter contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and United’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s and United’s businesses, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National and United to execute their respective business plans (including the proposed acquisitions of United and Tower Financial Corporation); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National’s or United’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this Letter and other factors identified in Old National’s and United’s Annual Reports on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this Letter, and neither Old National nor United undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this Letter.